SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                      Dollar Thrifty Automotive Group, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    256743105
                                    ---------
                                 (CUSIP Number)

         Louis Freeman, Esq.                         Richard Rubin, Esq.
Skadden, Arps, Slate, Meagher & Flom       Jenkens & Gilchrist Parker Chapin LLP
       333 West Wacker Drive                        405 Lexington Avenue
      Chicago, Illinois 60606                      New York, New York 10174
           312-407-0650                                  212-704-6130
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 256743105                    13D

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Carmel Trust
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization     Governed by the laws of Canada
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                 0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power       1,426,200
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,426,200
--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person   1,426,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)   5.76%
--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     OO

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                                   Page 2 of 8

CUSIP No. 256743105                    13D

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        DTI Investments, LLC
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                 0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         153,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    153,600
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person    153,600

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      0.62%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     OO

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                                   Page 3 of 8

CUSIP No. 256743105                    13D

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Carmel Holding Co.
--------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------

3.      SEC Use Only
--------------------------------------------------------------------------------

4.      Source of Funds:   AF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization    Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                 0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power       1,272,600
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power            0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power  1,272,600
--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,272,600

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)      5.14%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)     CO

--------------------------------------------------------------------------------

CUSIP No. 256743105                    13D

--------------------------------------------------------------------------------
                                PRELIMINARY NOTE

         This Amendment No. 3 ("Amendment No. 3") amends the original statement on Schedule 13D filed on October 22, 2001 (the "Original Statement"), as amended by Amendment No. 1 filed on October 28, 2002 and Amendment No. 2 filed on November 4, 2002 by The Carmel Trust ("Carmel"), DTI Investments, LLC ("DTI") and Carmel Holding Co. ("CHC" and collectively with Carmel and DTI, the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is referred to collectively as the "Statement." Notwithstanding the foregoing, the filing of the Statement should not be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, and Rule 13d-5 thereunder.

         This Amendment No. 3 is being filed to, among other things, report an over one percent change in the beneficial ownership of the Reporting Persons, in the aggregate, of the Common Stock, $.01 par value (the "Common Stock"), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the "Company").

         This Amendment No. 3 amends Items 5 and 7 of the Statement to read as follows:

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all shares beneficially owned by each member of the group, or an aggregate of 1,426,200 shares of Common Stock. This constitutes 5.76% of the outstanding shares of Common Stock.

         (b) The following information concerns the nature of each Reporting Person's beneficial ownership of shares of Common Stock:

                                                    Sole power to vote or direct     Shared power to vote or direct
                                                   the vote/sole power to dispose   the vote/shared power to dispose
                                                             or direct                         or direct
Name                                                      the disposition                    the disposition
----                                                      ---------------                    ---------------
The Carmel Trust                                                 0                              1,426,200
DTI Investments, LLC                                             0                                153,600
Carmel Holding Co.                                               0                              1,272,600

CUSIP 256743105                        13D

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         (c) The only transactions in the Common Stock by the Reporting Persons during the 60 day prior to the filing of this Amendment No. 3 were:

         The following transactions in the Common Stock were effected by CHC during such 60 day period:

                                            Number of Shares
                                     -------------------------------
   Date of Transaction               Acquired            Disposed of        Price        Nature of Transaction
   -------------------               --------            -----------        -----        ---------------------
         12/15/03                           0            58,000            $24.677       Open market sale
           1/9/04                           0            56,000            $27.038       Open market sale
          1/12/04                           0            13,600            $27.005       Open market sale
          1/13/04                           0            45,000            $26.806       Open market sale

The following transactions in the Common Stock were effected by DTI during such 60 day period:

                                            Number of Shares
                                         --------------------------
   Date of Transaction                   Acquired       Disposed of        Price     Nature of Transaction
   -------------------                   --------       -----------        -----     ---------------------
         10/31/03                            0             56,200          $26.399      Open market sale
         11/03/03                            0             86,000          $26.497      Open market sale
         11/04/03                            0             45,800          $26.440      Open market sale
         11/05/03                            0             15,000          $26.332      Open market sale
         11/06/03                            0             35,000          $26.361      Open market sale

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of CommonStock beneficially owned by the Reporting Persons.

         (e) Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                DESCRIPTION
-----------                -----------
1                          Joint Filing Agreement, dated January 13, 2004,
                           pursuant to Rule 13d-1(k), among the Reporting
                           Persons with respect to their joint filing of Amendment No. 3 to this statement.

CUSIP No. 256743105                    13D

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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2004.

                             THE CARMEL TRUST

                             By: Chiltern Trustees Limited as Trustee of
                                      The Carmel Trust

                             By: /s/ Paul Sewell
                                 -----------------------------------------------
                                 Name:  Paul Sewell
                                 Title: Director



                             DTI INVESTMENTS, LLC


                             By: /s/ Mark S. Hirsch
                                 -----------------------------------------------
                                 Name:  Mark S. Hirsch
                                 Title: Executive Vice President



                             CARMEL HOLDING CO.


                             By: /s/ Robert Smith
                                 -----------------------------------------------
                                 Name:  Robert Smith
                                 Title: Chairman

CUSIP No. 256743105                    13D

--------------------------------------------------------------------------------

                                                                       Exhibit 1

                             Joint Filing Agreement

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, we, the signatories of the statement on
Schedule 13D to which this Agreement is an exhibit, do hereby agree that such statement is filed on behalf of each of us.

Dated: January 13, 2004.

                             THE CARMEL TRUST

                             By: Chiltern Trustees Limited as Trustee of
                                      The Carmel Trust

                             By: /s/ Paul Sewell
                                 -----------------------------------------------
                                 Name:  Paul Sewell
                                 Title: Director



                             DTI INVESTMENTS, LLC


                             By: /s/ Mark S. Hirsch
                                 -----------------------------------------------
                                 Name:  Mark S. Hirsch
                                 Title: Executive Vice President



                             CARMEL HOLDING CO.


                             By: /s/ Robert Smith
                                 -----------------------------------------------
                                 Name:  Robert Smith
                                 Title: Chairman